Filed Pursuant to Rule 424(b)(3)
and Rule 424(b)(7)
Registration No.  333-139323

PROSPECTUS SUPPLEMENT NO. 5

(TO PROSPECTUS DATED DECEMBER 12, 2006)

$201,250,000

2.625% Convertible Senior Subordinated Notes Due 2026

This Prospectus Supplement No. 5 supplements and amends the Prospectus dated December 12, 2006, as supplemented by Prospectus Supplement No. 1 dated January 4, 2007, Prospectus Supplement No. 2 dated January 17, 2007, Prospectus Supplement No. 3 dated February 13, 2007 and Prospectus No. 4 dated March 12, 2007 (as supplemented to date, the “Prospectus”), relating to the resale from time to time by holders of our 2.625% Convertible Senior Subordinated Notes Due 2026 and shares of our common stock issuable upon the conversion of the notes.  Such information has been obtained from the selling securityholders.  This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement.

The information appearing in the table below supplements and amends, as of the date hereof, the information in the table appearing under the heading “Selling Securityholders” in the Prospectus and, where the name of a Selling Securityholder identified in the table below also appears in the table in the Prospectus, the information set forth in the table below regarding such Selling Securityholder supersedes the information in the Prospectus:

Name of Selling Securityholder(1)	Principal Amounts of Notes Beneficially Owned and Offered	Percentage of Notes Outstanding	Number of Shares of Common Stock Issued Upon Conversion of the Notes that May be Offered(2)	Percentage of Common Stock Outstanding (3)
ACE Tempest Reinsurance Ltd. (4)	$1,000,000	*	18,366	*
Alexandra Global Master Fund Ltd. (5)	$5,000,000	2.5%	91,828	*
Chrysler Corporation Master Retirement Trust(4)	$4,085,000	2.0%	75,023	*
Clinton Multistrategy Master Fund, Ltd.(6)	$3,500,000	1.7%	64,279	*
Delaware Public Employees Retirement System(4)	$2,115,000	*	38,843	*
Delta Air Lines Master Trust — CV(4)	$780,000	*	14,325	*
Delta Pilots Disability & Survivorship Trust — CV(4)	$525,000	*	9,642	*
F.M. Kirby Foundation, Inc. (4)	$725,000	*	13,315	*
Family Service Life Insurance Company(7)	$100,000	*	1,837	*
Fore Convertible Master Fund, Ltd.(8)	$16,294,000	8.1%	299,247	1.8%
Fore ERISA Fund, Ltd.(8)	$1,714,000	*	31,478	*

Guardian Life Insurance Company of America(7)	$7,000,000	3.5%	128,559	*
Guardian Life Pension Trust(7)	$400,000	*	7,346	*
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust(4)	$395,000	*	7,254	*
International Truck & Engine Corporation Retiree Health Benefit Trust(4)	$235,000	*	4,316	*
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust(4)	$220,000	*	4,040	*
KBC Financial Products USA Inc. (9)	$5,750,000	2.9%	105,602
Microsoft Capital Group, L.P. (4)	$375,000	*	6,887	*
OCM Convertible Trust(4)	$1,160,000	*	21,304	*
OCM Global Convertible Securities Fund(4)	$460,000	*	8,448	*
Partner Reinsurance Company Ltd. (4)	$900,000	*	16,529	*
Qwest Occupational Health Trust(4)	$285,000	*	5,234	*
Qwest Pension Trust(4)	$965,000	*	17,723	*
UnumProvident Corporation(4)	$620,000	*	11,387	*
Vanguard Convertible Securities Fund, Inc. (4)	$6,620,000	3.3%	121,580	*
Virginia Retirement System(4)	$3,235,000	1.6%	59,412	*

*      Less than 1%.

(1)             Information about other holders of notes or future transferees will be set forth in prospectus supplements or post-effective amendments from time to time, if and when required.

(2)             Assumes conversion of all of the holder’s notes at a conversion rate of approximately 18.3655 shares of our common stock for each $1,000 principal amount of notes.  However, this conversion rate is subject to adjustment as described under “Description of Notes — Conversion by Holders.”  As a result, the amount of common stock issuable upon conversion of notes may increase or decrease in the future.

(3)             Calculated based on 16,469,617 shares of our common stock outstanding as of March 31, 2007.  In calculating this amount for each holder, we have treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes, but we have not assumed conversion of any other holder’s notes.

(4)             Oaktree Capital Management, LLC is the investment manager of the selling securityholder with respect to the aggregate principal amount of debentures set forth next to such selling securityholder’s name in the table above.  It does not own any equity interest in the selling securityholder but has voting power and dispositive power over the aggregate principal amount of debentures set forth next to such selling securityholder’s name in the table above. Lawrence W. Keele is a principal of Oaktree Capital Management, LLC and is the portfolio manager for each selling securityholder. Mr. Keele, Oaktree Capital Management, LLC and all employees and members of Oaktree Capital Management, LLC disclaim beneficial ownership of the debentures held by the selling securityholder, except for their pecuniary interest therein.  Oaktree Capital Management, LLC has an affiliate that is a broker-dealer, OCM Investments, LLC.  Oaktree Capital Management, LLC is the majority owner of OCM Investments LLC.

(5)             Alexandra Investment Management, LLC is the investment advisor of Alexandra Global Master Fund Ltd.  Mikhail Filimonov has sole control of Alexandra Investment Management, LLC.  As such, Mr. Filimonov is the natural person who has voting and investment control of the securities being offered.

(6)             George Hall, the chief investment officer for Clinton Group, Inc., is the natural person who has voting and investment control over the securities offered.  Clinton Group, Inc. is an investment advisor and the investment manager of Clinton Multistrategy Master Fund Ltd., and George Hall is a control person both of Clinton Group, Inc. and Clinton Multistrategy Master Fund Ltd.

(7)             John B. Murphy, managing director of The Guardian Life Insurance Co. of America, is the natural person who has voting and investment power over the securities offered.  Park Avenue Securities and Guardian Investor Services LLC are broker-dealers which are indirect wholly-owned subsidiaries of The Guardian Life Insurance Co. of America.

(8)             Matthew Li is the natural person who has voting and investment control over the securities offered.

(9)             The securities are under the total control of KBC Financial Products USA Inc.  KBC Financial Products USA Inc. is a direct wholly-owned subsidiary of KBC Financial Holdings, Inc., which in turn is a direct wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Group N.V., a publicly traded entity.

This investment involves risks. See “Risk Factors” beginning on page 11 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 20, 2007.